Exhibit 4

FOR IMMEDIATE RELEASE	3 MARCH 2014

WPP PLC (“WPP”)

Voting rights and Capital at 28 February 2014

WPP confirms that its capital consists of 1,348,801,142 ordinary shares with voting rights.

WPP holds 2,464,830 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,346,336,312 shares.

The figure of 1,346,336,312 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP

+ 44(0) 207 408 2204